[Kaiser Group Holdings, Inc. Letterhead]

December 11, 2002

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, DC 20549

Re:
Kaiser Group Holdings, Inc.
Kaiser Government Programs, Inc.
Registration Statement on Form S-4
File No. 333-100640

        Pursuant to Rule 477 under the Securities Act of 1933, as amended, Kaiser Group Holdings, Inc. (the "Company") hereby respectfully requests the withdrawal of its Registration Statement on Form S-4, together with all exhibits thereto (File No. 333-100640) (the "Registration Statement"), effective immediately. The Company wishes to withdraw the Registration Statement because it does not intend to conduct the offering of notes in exchange for preferred stock as contemplated in the Registration Statement due to changed circumstances since the filing of the Registration Statement, as more fully set forth in the Company's Current Report on Form 8-K dated December 11, 2002.

        No securities were sold in connection with the exchange offer contemplated by the Registration Statement.

        Please direct any questions with respect to this letter to James J. Maiwurm of Squire, Sanders & Dempsey L.L.P. at (703) 720-7890.

Sincerely,

/s/ John T. Grigsby, Jr. John T. Grigsby, Jr. President and Chief Executive Officer